Exhibit 4.1

AMENDED AND RESTATED SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”) dated as of March 13, 2007, among LEVEL 3 FINANCING, INC., a Delaware corporation (the “Issuer”), LEVEL 3 COMMUNICATIONS, INC., a Delaware corporation (“Parent”), LEVEL 3 COMMUNICATIONS, LLC, a Delaware limited liability company (“Level 3 LLC”), and THE BANK OF NEW YORK, a New York banking corporation, as trustee under the Indenture referred to below (the “Trustee”).

WITNESSETH:

WHEREAS the Issuer, Parent and the Trustee have heretofore executed and delivered (a) an Indenture dated as of March 14, 2006 (as supplemented, the “Indenture”; capitalized terms used but not defined herein having the meanings assigned thereto in the Indenture), providing for the issuance by the Issuer of its Floating Rate Senior Notes Due 2011 (the “Securities”), (b) a Supplemental Indenture dated October 12, 2006, pursuant to which Level 3 LLC has guaranteed the Issuer’s obligations under the Indenture (the “Subordinated Guarantee”) and (c) a Supplemental Indenture dated October 12, 2006 (the “Old Supplemental Indenture”);

WHEREAS the Issuer, Parent, certain lenders (together with their successors and assigns, the “Old Lenders”) and Merrill Lynch Capital Corporation, as administrative agent and collateral agent (the “Administrative Agent”), entered into a Credit Agreement dated as of December 1, 2004 (the “Old Credit Agreement”), under which the Issuer borrowed term loans in an aggregate principal amount of $730,000,000 from the Old Lenders (the “Old Term Loans”);

WHEREAS the obligations of the Issuer under the Old Credit Agreement and the other Loan Documents (as defined therein) were guaranteed by Level 3 LLC;

WHEREAS Level 3 LLC entered into the Old Supplemental Indenture in order to subordinate the Subordinated Guarantee in any bankruptcy, liquidation or winding up proceedings of Level 3 LLC to the obligations of Level 3 LLC under the Loan Documents (as defined in the Old Credit Agreement) and Old Loan Proceeds Note (as defined below);

WHEREAS the proceeds of the Old Term Loans were advanced to Level 3 LLC under an intercompany demand note dated December 1, 2004 in an initial principal amount of $730,000,000 issued by Level 3 LLC to the Issuer (together with any additional loan proceeds note issued pursuant to Section 9.02 of the Old Credit Agreement, and as such note or any such additional note was amended from time to time, the “Old Loan Proceeds Note”);

WHEREAS the Old Loan Proceeds Note had been pledged by the Issuer to the Collateral Agent (as defined in the Old Credit Agreement) in order to assure the Old Lenders against loss in respect of the obligations of the Issuer under the Old Credit Agreement;

WHEREAS the Issuer, Parent, certain lenders (together with their successors and assigns and any future Lenders under and as defined in the New Credit Agreement (as hereafter defined), the “New Lenders”) and the Administrative Agent, as administrative agent and collateral agent (the “New Administrative Agent”), have entered into a Credit Agreement dated the date hereof (the “New Credit Agreement”), under which the Issuer has (a) borrowed term loans in an aggregate principal amount of $1,400,000,000 from the New Lenders (the “New Term Loans”) and (b) refinanced the Old Credit Agreement;

WHEREAS the obligations of the Issuer under the New Credit Agreement and the other Loan Documents (as defined therein) will be guaranteed by Level 3 LLC;

WHEREAS the net proceeds of the New Term Loans have been advanced to Level 3 LLC under an amended and restated intercompany demand note dated March 13, 2007 in an initial principal amount of $1,400,000,000 issued by Level 3 LLC to the Issuer (together with any additional loan proceeds note issued pursuant to Section 9.02 of the Credit Agreement, and as such note or any such additional note may be amended from time to time, the “New Loan Proceeds Note”), which New Loan Proceeds Note replaces the Old Loan Proceeds Note;

WHEREAS the New Loan Proceeds Note has been pledged by the Issuer to the Collateral Agent (as defined in the New Credit Agreement) in order to assure the Lenders against loss in respect of the obligations of the Issuer under the New Credit Agreement;

WHEREAS pursuant to Section 1308 of the Indenture, the Trustee is authorized and permitted to enter into a supplemental indenture which subordinates in any bankruptcy, liquidation or winding up proceeding a guarantee of an Issuer Restricted Subsidiary as guarantor or borrower pursuant to the Indenture to the obligations of such Subsidiary under a Qualified Credit Facility;

WHEREAS upon the guarantee of the Securities by an Issuer Restricted Subsidiary (other than Level 3 LLC), the Issuer, Parent, the Trustee and such Issuer Restricted Subsidiary shall enter into a supplemental indenture in substantially the form of this Supplemental Indenture pursuant to which such guarantee will be subordinated in any bankruptcy, liquidation or winding up proceeding to the obligations of such Issuer Restricted Subsidiary under the Loan Documents (as defined in the Credit Agreement);

WHEREAS the New Credit Agreement constitutes a Qualified Credit Facility and the future guarantee of the obligations under the New Credit Agreement by Level 3 LLC and the current issuance and pledge of the New Loan Proceeds Note will constitute and constitute, respectively, Guarantees of a Qualified Credit Facility;

WHEREAS pursuant to Section 901 and Section 1308 of the Indenture, the Trustee, Parent, the Issuer and Level 3 LLC are authorized to execute and deliver this Supplemental Indenture, which Supplemental Indenture amends and restates the Old Supplemental Indenture in its entirety;

WHEREAS the consent of Holders is not necessary to effect the amendments contained herein;

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, Parent, the Issuer, Level 3 LLC and the Trustee mutually covenant and agree for the equal and ratable benefit of the holders of the Securities as follows:

ARTICLE I

Amendment and Restatement

SECTION 1.1. Amendment and Restatement. Upon the execution and delivery to the Trustee of this Supplemental Indenture, this Supplemental Indenture shall amend and restate the Old Supplemental Indenture in its entirety as follows:

ARTICLE II

Subordination

SECTION 2.1. Subordination. The Trustee hereby agrees that all obligations in respect of any amounts payable by Level 3 LLC pursuant to the Subordinated Guarantee, including the guarantee of the payment of principal, premium (if any), interest or all other amounts payable in respect of the Securities (the “Subordinated Obligations”), shall be subordinate and junior in right of payment, to the extent and in the manner provided in the Indenture (as supplemented by this Supplemental Indenture), to the prior payment in full in cash of all obligations (including without limitation the Obligations (as defined in the New Credit Agreement)) of Level 3 LLC under or in respect of the Loan Documents (as defined in the New Credit Agreement) and the New Loan Proceeds Note, including the payment of principal, premium (if any), interest (including interest arising after the commencement of a bankruptcy or other proceeding, whether or not such a claim is permitted in such proceeding), the guarantees thereof or all other amounts payable thereunder (the “Senior Obligations”).

SECTION 2.2. Subordination in the Event of Dissolution or Insolvency of Level 3 LLC. Upon any distribution of assets of Level 3 LLC in connection with its dissolution or insolvency or upon any dissolution, winding up, liquidation or reorganization of Level 3 LLC, whether in bankruptcy, insolvency, reorganization, arrangement or receivership or similar proceedings, or upon any assignment for the benefit of creditors or any other marshaling of the assets and liabilities of Level 3 LLC:

(a) the holders of the Senior Obligations (the “Senior Creditors”) shall first be entitled to receive payment in full in cash of the Senior Obligations in accordance with the terms of such Senior Obligations before the Securityholders shall be entitled to receive any payment on account of the Subordinated Obligations owed by Level 3 LLC in respect of the Securities, whether of principal, premium (if any), interest, pursuant to the Subordinated Guarantee or otherwise; and

(b) any payment by, or distribution of the assets of, Level 3 LLC of any kind or character, whether in cash, property or securities, to which the Securityholders would be entitled except for the provisions of Section 1308 of the Indenture and this Supplemental Indenture shall be paid or delivered by the Person making such payment or distribution (whether a trustee in bankruptcy, a receiver, custodian or liquidating trustee or otherwise) directly to the New Administrative Agent or the Senior Creditors to the extent necessary to make payment in full in cash of all Senior Obligations remaining unpaid, after giving effect to any concurrent payment or distribution to the New Administrative Agent or the Senior Creditors in respect of the Senior Obligations.

SECTION 2.3. Certain Payments Held in Trust. In the event that any payment by, or distribution of the assets of, Level 3 LLC of any kind or character, whether in cash, property or securities, and whether directly or otherwise, shall be received by or on behalf of the Trustee or the Securityholders at a time when such payment is prohibited by or contrary to the agreements set forth in this Supplemental Indenture, such payment or distribution shall be held in trust for the benefit of, and shall be paid over to, the New Administrative Agent or the Senior Creditors to the extent necessary to make payment in full in cash of all Senior Obligations remaining unpaid, after giving effect to any concurrent payment or distribution to the New Administrative Agent or the Senior Creditors in respect of such Senior Obligations.

SECTION 2.4 Trustee Not Fiduciary. The Trustee shall not be deemed to owe any fiduciary duty to the Senior Creditors and shall not be liable to any such Senior Creditor if the Trustee shall in good faith mistakenly pay over or distribute to the Securityholders or to the Issuer or to any other person cash, property or securities to which any holders of Senior Obligations shall be entitled by virtue of this Article or otherwise. With respect to the holders of Senior Obligations, the Trustee undertakes to perform or to observe only such of its covenants or obligations as are specifically set forth in this Article and no implied covenants or obligations with respect to holders of Senior Obligations shall be read into this Supplemental Indenture against the Trustee.

SECTION 2.5. Legend. Any and all instruments or records now or hereafter creating or evidencing the Subordinated Obligations, whether upon refunding, extension, renewal, refinancing, replacement or otherwise, shall contain the following legend:

“Notwithstanding anything contained herein to the contrary, neither the principal of nor the interest on, nor any other amounts payable in respect of, the indebtedness created or evidenced by this instrument or record shall be paid or payable with or by the funds provided by Level 3 Communications, LLC, except to the extent permitted under the Supplemental Indenture dated March 13, 2007 among Level 3 Communications, Inc., Level 3 Communications, LLC, Level 3 Financing, Inc. and the Trustee, which Supplemental Indenture is incorporated herein with the same effect as if fully set forth herein.”

SECTION 2.6. Obligations Hereunder Not Affected. So long as the New Credit Agreement shall constitute a Qualified Credit Facility, this Supplemental Indenture shall continue to be effective or be reinstated, as the case may be, if at any time any payment of the Senior Obligations or any part thereof shall be rescinded or must otherwise be returned by the New Administrative Agent and the Senior Creditors upon the insolvency, bankruptcy or reorganization of Level 3 LLC or otherwise, all as though such payment had not been made.

ARTICLE III

Miscellaneous

SECTION 3.1. Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

SECTION 3.2. Modification. No modification, amendment or waiver of any provision of this Supplemental Indenture shall in any event be effective unless the same shall be in writing and signed by the Trustee, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given.

SECTION 3.3. Opinion of Counsel. Concurrently with the execution and delivery of this Supplemental Indenture, the Issuer shall deliver to the Trustee an Opinion of Counsel to the effect that this Supplemental Indenture has been duly authorized, executed and delivered by each of Parent, the Issuer and Level 3 LLC and that, subject to the application of bankruptcy, insolvency, moratorium, fraudulent conveyance or transfer and other similar laws relating to creditors’ rights generally and to the principles of equity, whether considered in a proceeding at law or in equity, this Supplemental Indenture is a legal, valid and binding obligation of Parent, the Issuer and Level 3 LLC, enforceable against each of them in accordance with its terms.

SECTION 3.4. Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Securities heretofore or hereafter authenticated and delivered shall be bound hereby.

SECTION 3.5. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

SECTION 3.6. Headings. Article and Section headings used herein are for convenience of reference only, are not part of this Supplemental Indenture and are not to affect the construction of, or to be taken into consideration in interpreting, this Supplemental Indenture.

SECTION 3.7 Trustee. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture. The recitals and statements herein are deemed to be those of the Issuer, Parent and Level 3 LLC and not of the Trustee.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

LEVEL 3 COMMUNICATIONS, INC.,

By:	/s/ Robin E. Grey
Name:	Robin E. Grey
Title:	Senior Vice President

LEVEL 3 FINANCING, INC.,

By:	/s/ Sunit S. Patel
Name:	Sunit S. Patel
Title:	Group Vice President

LEVEL 3 COMMUNICATIONS, LLC,

By:	/s/ Neil J. Eckstein
Name:	Neil J. Eckstein
Title:	Senior Vice President

THE BANK OF NEW YORK, as Trustee,

By:	/s/ Stacey B. Poindexter
Name:	Stacey B. Poindexter
Title:	Assistant Vice President